SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. )*

                            MICRO THERAPEUTICS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59500W 10 0
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                                 (CUSIP Number)

                                 Keith E. Brauer
                               Guidant Corporation
                         111 Monument Circle, 29th Floor
                           Indianapolis, Indiana 46204
                                 (317) 971-2000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 WITH A COPY TO:
                               Katharine A. Martin
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                            Palo Alto, CA 94304-1115
                                 (650) 233-4500

                                November 17, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

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CUSIP No.  59500W 10 0

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    1    NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)              Guidant Corporation     35-1931722

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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2    (a)  / /
         (b)  / /

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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  WC

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    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /

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    6    CITIZENSHIP OR PLACE OF ORGANIZATION         Indiana, U.S.A.

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                             7       SOLE VOTING POWER           487,804
         NUMBER OF
           SHARES            ---------------------------------------------------
        BENEFICIALLY         8       SHARED VOTING POWER         Not Applicable
       OWNED BY EACH
         REPORTING           ---------------------------------------------------
        PERSON WITH          9       SOLE DISPOSITIVE POWER      487,804

                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER    Not Applicable

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    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                          487,804

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    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         / /

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    13   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                            6.99%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         CO

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                                Page 2 of 8 Pages

Item 1.  Security and Issuer.
-------  -------------------

         The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Micro Therapeutics, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1062 Calle Negocio #F, San Clemente, CA 92673.


Item 2.  Identity and Background.
-------  -----------------------

         (a) This statement is filed by Guidant Corporation, an Indiana corporation ("Guidant"). The principal business of Guidant is the design, development, manufacture and marketing of medical devices.

         (b) Address: 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204.

         (c) Set forth in Schedule I to this Schedule 13D are the name and present principal occupation or employment of each of Guidant's executive officers and directors.

         (d) During the last five years, neither Guidant, nor, to Guidant's knowledge, any of the persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding.

         (e) During the last five years, neither Guidant nor, to Guidant's knowledge, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) To Guidant's knowledge, all directors and executive officers of Guidant named in Schedule I to this Schedule 13D are citizens of the United States, except for Ruedi E. Wagner, who is a citizen of Switzerland.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

         Pursuant to the Convertible Subordinated Note Agreement, dated November 17, 1997, by and between the Issuer and Guidant (the "Convertible Note Agreement"), the Issuer issued and delivered to Guidant, and Guidant purchased, in a private placement Issuer's 5% Convertible Subordinated Note, due October 31, 2002 (the "Convertible Note"), in the principal amount of Five Million Dollars ($5,000,000). Guidant paid the Five Million Dollar ($5,000,000) purchase price for the Convertible Note using working capital available to it. The principal amount of the Convertible Note, in whole or in part, may be converted at any time into shares of Common Stock at a per share conversion price of $10.25. Such conversion price is subject to adjustment as set forth in the Convertible Note Agreement.

         In addition, under the Convertible Note Agreement, Guidant agreed to purchase up to Three Million Dollars ($3,000,000) worth of Common Stock at the option of the Issuer, contingent upon certain milestones being reached under the Convertible Note Agreement (the "Purchase Option"). Guidant also agreed to loan to the Issuer an amount not to exceed an aggregate of Two Million

                                Page 3 of 8 Pages

Dollars ($2,000,000), contingent upon certain milestones being reached under the Convertible Note Agreement (the "Credit Agreement"). Upon the achievement of one of the milestones, Guidant agreed to provide the Issuer up to Two Million Five Hundred Thousand Dollars ($2,500,000) at the option of the Issuer, in any combination of (i) Common Stock purchases pursuant to the Purchase Option, and/or (ii) lendings pursuant to the Credit Agreement.

         Pursuant to Guidant's right to convert the Convertible Note into 487,804 shares of Common Stock effective on November 17, 1997, such shares are now deemed to be "beneficially owned" pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), bringing Guidant's beneficial ownership of the Common Stock to more than five percent (5%).


Item 4.  Purpose of Transaction.
-------  ----------------------

         As disclosed in Item 3 above, Guidant purchased the Convertible Note, pursuant to the terms and conditions of the Convertible Note Agreement. The Convertible Note was acquired by Guidant solely for investment purposes. Except for the potential purchases pursuant to the Purchase Option disclosed above, Guidant has no present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
         (e) Any material change in the present capitalization or dividend policy of the Issuer;
         (f) Any other material change in the Issuer's business or corporate structure;
         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
         (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

         (a)-(b) As a result of Guidant's purchase of the Convertible Note, Guidant beneficially owns 487,804 shares of Common Stock on the date hereof, or approximately 6.99% of the 6,977,395 shares of Common Stock that would be issued and outstanding as of November 17, 1997, assuming the conversion of the Convertible Note into shares of Common Stock as of such date. Guidant may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 487,804 shares of Common Stock owned of record by it (assuming the conversion of the Convertible Note into shares of Common Stock).


                                Page 4 of 8 Pages

         To Guidant's knowledge, no shares of Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the purchase of the Convertible Note.

         (c) Neither Guidant, nor, to Guidant's knowledge, any person named in
Schedule I, has effected any transaction in the Common Stock during the past sixty (60) days, except as disclosed herein.

         (d) Except for Guidant, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Except as described in Item 4, Guidant has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Materials To Be Filed as Exhibits.
-------  ----------------------------------

         None.

                                Page 5 of 8 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  November 25, 1997

                                       GUIDANT CORPORATION


                                       By       /s/ Keith E. Brauer
                                          -------------------------------------
                                                    Keith E. Brauer
                                            Vice President, Finance and Chief
                                                   Financial Officer
                                            (Principal Financial Officer)



                                Page 6 of 8 Pages

                                   SCHEDULE I

                   EXECUTIVE OFFICERS AND DIRECTORS OF GUIDANT

                                                                             PRINCIPAL OCCUPATION
                                                                                  OR EMPLOYMENT
NAME                                       TITLE                           (IF DIFFERENT FROM TITLE)


James M. Cornelius              Chairman of the Board and Director
                                (Principal Executive Officer)

Ronald W. Dollens               President, Chief Executive Officer
                                and Director (Principal Executive
                                Officer)

J.B. King                       Vice President, General Counsel and
                                Secretary

James R. Baumgardt              President, Western Hemisphere Sales

Keith E. Brauer                 Vice President, Finance and Chief
                                Financial Officer (Principal
                                Financial Officer)

A. Jay Graf                     President, Cardiac Rhythm Management
                                Group

Ginger L. Howard                President, Vascular Intervention
                                Group

Cynthia L. Lucchese             Treasurer

Roger Marchetti                 Corporate Controller and Chief
                                Accounting Officer (Principal
                                Accounting Officer)

Richard M. van Oostrom          President of Operations, Europe,
                                Middle East, and Africa

F. Thomas (Jay) Watkins, III    President, Minimally Invasive
                                Systems Group

Joseph A. Yahner                Vice President, Human Resources and
                                Corporate Affairs

Maurice A. Cox, Jr.             Director                                   President, Chief Executive
                                                                           Officer, The Ohio
                                                                           Partners, LLC


                                Page 7 of 8 Pages




                                                                             PRINCIPAL OCCUPATION
                                                                                 OR EMPLOYMENT
NAME                                       TITLE                           (IF DIFFERENT FROM TITLE)

Enrique C. Falla                Director                                   Senior Consultant and
                                                                           Director, The Dow
                                                                           Chemical Company

Susan B. King                   Director                                   Leader in Residence and
                                                                           Chair of the Board of
                                                                           Advisors, Hart Leadership
                                                                           Program, Duke University

J. Kevin Moore                  Director                                   Vice President, Carolinas
                                                                           Medical Center

Mark Novitch, M.D.              Director                                   Professor of Health Care
                                                                           Sciences, George
                                                                           Washington University
                                                                           Medical Center

Eugene L. Step                  Director                                   Retired Director, Executive
                                                                           Vice President and
                                                                           President of the
                                                                           Pharmaceutical Division,
                                                                           Eli Lilly and Company

Ruedi E. Wager, Ph.D.           Director                                   President, Chief Executive
                                                                           Officer, ZLB Central
                                                                           Laboratory Blood
                                                                           Transfusion Service SRC


                                Page 8 of 8 Pages